Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	(Unaudited) Nine Months Ended September 30,				Twelve Months Ended December 31,
(dollar amounts in thousands)	2012		2011		2011		2010		2009		2008		2007
Earnings:
Income (loss) before income taxes	$603,497		$538,422		$707,234		$352,311		$(3,678,183)		$(296,008)		$22,643

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	60,955		73,668		97,035		102,969		155,269		351,672		431,320

Earnings available for fixed charges, excluding interest on deposits	664,452		612,090		804,269		455,280		(3,522,914)		55,664		453,963
Add: Interest on deposits	126,450		209,085		260,051		439,050		674,101		931,679		1,026,388

Earnings available for fixed charges, including interest on deposits	790,902		821,175		1,064,320		894,330		(2,848,813)		987,343		1,480,351

Fixed Charges:
Interest expense, excluding interest on deposits	48,349		61,780		81,004		87,537		139,754		334,952		415,063
Interest factor in net rental expense	12,606		11,888		16,031		15,432		15,515		16,720		16,257
Preferred stock dividends	24,016		23,110		30,813		172,032		174,756		46,400		—

Total fixed charges, excluding interest on deposits	84,971		96,778		127,848		275,001		330,025		398,072		431,320
Add: Interest on deposits	126,450		209,085		260,051		439,050		674,101		931,679		1,026,388

Total fixed charges, including interest on deposits	$211,421		$305,863		$387,899		$714,051		$1,004,126		$1,329,751		$1,457,708

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	7.82	x	6.32	x	6.29	x	1.66	x	(10.67	)x	0.14	x	1.05	x
Including interest on deposits	3.74	x	2.68	x	2.74	x	1.25	x	(2.84	)x	0.74	x	1.02	x